SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

Halcon Resources Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40537Q209

(CUSIP Number)

Larry E. Lee

3015 S. Rockford Road

Tulsa, OK 74114

(918) 632-0620

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 40537Q209

(1)	Names of reporting persons Larry E. Lee Revocable Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization OKLAHOMA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,382,564
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 2,382,564
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 2,382,564
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 2.4%
(14)	Type of reporting person OO

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (the “Schedule 13D”) relates to the common stock of Halcon Resources Corporation, formerly known as RAM Energy Resources, Inc. (the “Issuer”), par value $0.0001 per share (the “Issuer common stock”), and is being filed by the Larry E. Lee Revocable Trust. The address of the principal executive offices of the Issuer is 1000 Louisiana, Suite 6700, Houston, Texas 77002.

Item 2. Identity and Background.

(a)	Name: Larry E. Lee Revocable Trust

(b)	Principal business address: 3015 S. Rockford Road, Tulsa, OK 74114

(c)	Occupation: Manage trust assets at the principal business address.

(d)	Criminal Convictions: Not applicable.

(e)	Civil Proceedings: Not applicable.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

(a)	Larry E. Lee Revocable Trust beneficially owns 2,382,564 shares of Issuer common stock held for its own account or approximately 2.4% of the Issuer common stock outstanding. The calculations set forth herein are based on 99,377,466 shares of Issuer common stock reported by Issuer as outstanding on March 5, 2012.

(b)	Larry E. Lee Revocable Trust has sole voting and dispositive power with respect to 2,382,564 shares of Issuer common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Larry E. Lee Revocable Trust ceased to be a beneficial owner of more than five percent of the Issuer common stock on February 8, 2012, upon the issuance of 73,333,334 shares of Issuer common stock (after taking into account the three-for-one reverse stock split effective February 10, 2012) to Halcon Resources LLC.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2012	Larry E. Lee Revocable Trust

	By	/s/ Larry E. Lee
Larry E. Lee, Trustee